Exhibit 99.1

Azure Power announces change in Board of Directors

New Delhi, February 28, 2022: Azure Power (NYSE: AZRE), a leading independent sustainable energy solutions provider and power producer in India, today announced two changes to its Board of Directors.

Christine McNamara will join the Board effective March 1, 2022, as Independent non-executive Director. Christine has extensive global experience of more than 25 years in leading blue chip energy companies. She has held senior leadership positions across E&P upstream, power, electricity transmission, and telecommunications sectors. Her India energy experience entailed working with PowerGen Plc and BG Group Plc. Christine will take over the Chair of the Audit Committee and shall also join the Board of Azure Power India Private Limited, a subsidiary of the Company.

Arno Harris has indicated his desire to step down from the Board after nearly 6 years due to his other commitments. Arno was the chair of the Capital and Audit Committee of the Company.

Speaking on her appointment Christine McNamara said, “I am delighted to be joining the Board of Azure Power and look forward to working again in the Indian energy market. Azure Power has huge potential for growth in India and I am excited to be part of this journey.”

Arno Harris said, "It's been a great privilege to serve on Azure Power's board. I’m proud to have played a part in the company’s accomplishments, building two-and-a-half gigawatts of solar generation capacity and establishing the company as a leader in India’s energy transition. I depart with confidence that Azure Power is on a solid foundation to continue its success, with a bright future ahead."

Speaking on this occasion, Alan Rosling, Chairman, Board, Azure Power said, “I would like to thank Arno for his years of astute guidance to Azure Power. He brought passion, deep industry knowledge and wise judgement to our Board and he will be sadly missed. I particularly appreciate the support he has extended to me as I joined the Azure Power team last year at the Board, in his chairing of the Capital and Audit Committees, and in private conversations. I also warmly welcome Christine to the Board. She brings years of energy and power experience and deep financial expertise. Her taking on the Chair of Audit, succeeding Arno, inspires confidence that our processes and control environment will continue to be strengthened as we grow.”

Commenting on the occasion, Ranjit Gupta, MD and CEO, Azure Power said, “We thank Arno for his guidance over the last 6 years. During his tenure, Azure Power became the first energy company from India to list on NYSE in 2016. I personally feel grateful and privileged to have worked with him since I joined the company. We are pleased to welcome Christine on Board. Her extensive experience in corporate finance, strong leadership and connect with Indian businesses, particularly in the power sector, will greatly benefit all of us at the Board and the Management. I look forward to working closely with her to ensure Azure Power continues to deliver positive impact for all its stakeholders.”

Arno’s decision to retire was not the result of any disagreement with the company on any matter relating to the Company’s operations, policies, or practices.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating renewable energy projects in the country. We have substantially

Exhibit 99.1

reduced our total project cost, which includes a significant reduction in balance of systems costs due in part to our value engineering, design, and procurement efforts.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com